Royal Caribbean Cruises Ltd.

1050 Caribbean Way	tel: 305.539.6000
Miami, Fl 33132.2096 USA	www.royalcaribbean.com

June 14, 2010

Mr. Lyn Shenk

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC	20549-3561

CC: Patrick Kuhn

RE:	Royal Caribbean Cruises Ltd.

File No. 001-11884

Form 10-K: For the Fiscal Year Ended December 31, 2009

Definitive Proxy Statement on Schedule 14A

Dear Mr. Shenk:

This letter indicates the responses of the registrant, Royal Caribbean Cruises Ltd. (referred to herein as the “Company”), to the comments of the staff set forth in your letter dated May 21, 2010 in relation to the Form 10-K for the fiscal year ended December 31, 2009 and the Definitive Proxy Statement on Schedule 14A referenced above.

For your convenience, we have set forth below each of the staff’s comments to the Form 10-K and Definitive Proxy Statement followed in each case by the Company’s response.

Form 10-K: For the Fiscal Year Ended December 31, 2009

Application of Section 883 of the Internal Revenue Code, page 18

1.

Reference is made to the third paragraph in this section where certain activities listed in the regulations as not being incidental to the international operation of ships include income from the sale of air and land transportation, shore excursions and pre- and post-cruise tours. In this regard, you disclose that the determination of the precise amount of such United States source income involves some uncertainties. It is unclear how you accounted for this uncertainty in income taxes in your consolidated financial statements. Please advise and provide appropriate disclosure in the consolidated financial statements of your treatment of this uncertainty in amount of such United States source income subject to taxation. Please refer to the guidance in ASC Topic 740-10-25-16.

Royal Caribbean International

Celebrity Cruises

Response:

Although Section 883 has always provided that only income from the international operation of ships and aircraft, and activities incidental thereto, is excluded from gross income, regulations providing guidance on what activities are or are not incidental are relatively new, having been issued in 2005. Since then, there have been no court decisions or other IRS rulings that resolve definitively how the amount of United States source income from non-incidental activities is to be computed. We have developed our position on the treatment of these activities based on our interpretation of Section 883, the regulations thereunder and other available authorities, and we believe this treatment is consistent with the position taken by others in our industry. In addition, to the extent our position were to be challenged and determined to be unsustainable, we have determined the potential income tax exposure would be immaterial to our consolidated financial statements. Accordingly, we have not recorded amounts related to uncertain income tax positions from United States source income in our financial statements. We will provide the disclosures for unrecognized tax benefits required under Accounting Standard Codification (ASC) 740-10-50-15 in our consolidated financial statements if and when events occur in the future that cause us to conclude our potential income tax exposure from United States source income is material.

Risk Factors, page 21

2.

In future filings, please remove the references in your first paragraph that you discuss some, but not all of the significant risk factors or revise to clarify that you have discussed all known material risks.

Response:

In future filings with the Commission, we will revise the first paragraph of our risk factors section to clarify that we discussed all known material risks as follows:

The risk factors set forth below and elsewhere in this Annual Report on Form 10-K are important factors that could cause actual results to differ from expected or historical results. It is not possible to predict or identify all such factors. The risks described below are only those known risks relating to our operations and financial condition that we consider material. There may be additional risks that we consider not to be material, or which are not known, and any of these risks could have the effects set forth above. (See Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations for a cautionary note regarding forward-looking statements.)

Management’s Discussion and Analysis, page 33

Other Income and (Expense), page 44

3.

We note your disclosure concerning a $12.3 million out of period adjustment to correct an error in your deferred tax liability. We also note from page F-23 that you made a $7.1 million out of period adjustment to reduce the fair value of certain interest rate swaps due to an error in data embedded in the software you used to assist with calculating the fair value. It appears that the out of period adjustments are material to the separate financial statement line item as well as to EPS. Please tell us in greater detail why you believe that these adjustments were not material to any prior years’ financial statements or the full year 2009 financial statements.

Response:

We evaluated the financial statement materiality of each out of period adjustment referenced above in the period it was identified in accordance with the guidance of Staff Accounting Bulletin (SAB) Nos. 99 and 108, and ASC 250-10-45-27. Our evaluations are summarized below.

$7.1 million interest rate swap adjustment

We use a third party’s software program to assist us in calculating the fair values of our interest rate swaps and underlying exposures as well as the resulting ineffectiveness in the interest rate hedges. After announcing our 2008 results on January 28, 2009 but before issuing our 2008 Form 10-K on February 24, 2009, the third party notified us that they identified and corrected an error with the valuation of eight derivatives that use the USD six-month LIBOR index. This error only affected our interest rate swaps that convert $350.0 million of our debt from fixed to floating rates. The correction of the error decreased the swaps’ fair value by $7.1 million from the purchase of the swaps and inception of the related hedge relationship in July 2007 through December 2008. Prior to filing our 2008 Form 10-K, we assessed the impact of this correction on our previously filed 2007 financial statements, our previously announced 2008 financial results and our projected 2009 results to determine whether restatement or disclosure was required. Our assessment consisted of quantitative and qualitative analyses as follows:

Quantitative Analysis

The following table shows that the impact of the unadjusted error to the 2007 and 2008 results as well as the impact of the correction of the error to the 2009 results.

Year	Net Income	Interest Rate Swap Correction	Interest Rate Swap Correction %	Reported / Projected Earnings Per Share	Corrected Earnings Per Share
	000's
Reported 2007	$603,405	($1,123)	-0.2%	$2.82	$2.81
Announced / Reported 2008*	$573,722	($5,944)	-1.0%	$2.68	$2.65
Projected 2009**	$293,000	($7,067)	-2.4%	$1.35	$1.39
Reported 2009	$162,421	($7,067)	-4.4%	$0.75	$0.79

* Under the iron curtain method the interest rate swap error would have been $7,067 or 1.2% of announced / reported net income for 2008 and corrected earnings per share would have been $2.65.

** Based on projected net income guidance as of March 31, 2009.

The quantitative impact of the error was not material despite the fact that the 2009 projection of net income was below historical amounts. Using a normalized projection of net income would only reduce the percentage impact of the error against projected 2009 net income shown above.

The interest rate swap correction was reported within the “Other income (expense)” section of the income statement that includes individual line items “Interest income”, “Interest expense” and “Other income (expense)”. The following table shows the impact of this correction to the Other income (expense) section for all years:

Year	Other income (expense)	Interest Rate Swap Correction	Interest Rate Swap Correction %
	000's
Reported 2007	($297,930)	($1,123)	0.4%
Reported 2008	($258,262)	($5,944)	2.3%
Reported 2009	($326,090)	($7,067)	2.2%

We do not believe assessing the impact of this correction on the individual income statement line item “Other income (expense)” is meaningful in evaluating materiality for financial statement restatement purposes since, as further described below, this individual line item consists of transactions that are not part of our core operations and has a relatively small balance in each year presented: $15.8 million in 2007, $54.9 million in 2008 and ($33.1) million in 2009.

Qualitative Analysis

We also analyzed the qualitative factors that address the issue identified in Financial Accounting Standard Board (FASB) Concepts Statement No 2 of whether “it is probable the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” We noted the following regarding our evaluation of the qualitative factors for all years impacted:

•

The interest rate swap correction was a result of an error within a third-party’s software program used to calculate fair values of our derivatives which affected all users of this program with similar interest rate swaps and was not an attempt by management to disguise any significant changes in earnings trends or results that may not meet analysts' expectations;

•	The correction did not result from fraud nor does it conceal an unlawful transaction;
•

The correction is non-cash, does not relate to our “core operations” and impacts the line item in our income statement entitled “Other income (expense)”, which is below operating income. Furthermore, the adjustment does not have an impact on our Non-GAAP financial measures used by management and industry analysts to measure our pricing performance (Net Yields) and our ability to control costs in a manner that positively impacts net income (Net Cruises Costs). As a result, we believe neither the interest rate swap correction nor disclosure of such correction would result in a positive or negative market reaction;

•	The correction did not materially change nor mask a change in our earnings trends;
•	The correction did not change our results from a loss to income or vice versa;
•	The correction does not compromise any of our existing loan covenants nor does it violate any required regulatory compliance;
•	The correction was not an attempt to affect any requirement for awarding of management bonuses or other incentive.

We do not believe there are any other qualitative factors that would affect our evaluation. As a result, we concluded that it is not probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the interest rate swap error upon reviewing these qualitative factors.

After considering the quantitative and qualitative factors described above, we believed the factors supported the conclusion that the correction of the interest rate swap was not material to our 2007, 2008 and 2009 consolidated financial statements. Therefore, we did not restate our previously filed 2007 financial statements and we did not adjust our previously announced 2008 financial results in our 2008 Form 10-K.

$12.3 million deferred tax liability adjustment

We recognized a deferred tax liability of approximately €59.0 million associated with €168.6 million of Pullmantur’s trademarks and trade names acquired when we purchased Pullmantur on November 14, 2006. In accordance with the Statement of Financial Accounting Standard (SFAS) No. 141, “Business Combinations” and ASC Topic 740, “Income Taxes” that deferred tax liability was calculated utilizing the Spanish statutory tax rate in effect on the date of acquisition of 35%.

On November 29, 2006, newly enacted tax rates were established at 32.5% (effective January 1, 2007) and 30% (effective January 1, 2008). As of the third quarter of 2009, this deferred tax liability was not adjusted for this change in the statutory tax rate. Both SFAS No. 141 and ASC Topic 805 “Business Combinations” require deferred tax assets and liabilities to be recognized in accordance with ASC Topic 740. ASC 740-10-35-4 and 740-10-45-15 require that deferred tax liabilities and assets should be adjusted for the effect of a change in tax laws or rates and the effect should be included in income from continuing operations for the period that includes the enactment date. As a result, we should have reduced the deferred tax liability to reflect this change in the statutory tax rate in the period in which the change was enacted or in November 2006 (which would be in our quarter ended March 31, 2007 since the results of Pullmantur are recorded on a two-month lag). Thus, we should have recorded a correcting adjustment of approximately €8.4M in 2007 to adjust the deferred tax liability related to the trademarks and trade names for the rate change. Using applicable period foreign currency exchange rates the €8.4 million correcting adjustment would have been $11.0 million for the quarter ended March 31, 2007 and $12.3 million for the quarter ended September 30, 2009.

During the third quarter of 2009, we changed the accounting process associated with the deferred tax accounts of Pullmantur. As part of this effort, we identified this error in the deferred tax liability account. The error was isolated to this specific deferred tax liability, whereas all other tax-related account balances properly reflected the correct enacted tax rates. During the third quarter of 2009, we analyzed the impact of the correction of this error to our previously filed financial statements and our projected 2009 results on a stand-alone basis and combined with the interest rate swap correction mentioned above to determine whether restatement or disclosure is required. Our assessment consisted of quantitative and qualitative analyses as follows:

Quantitative Analysis

We quantified the impact of the deferred tax liability unadjusted error in 2007 and the error correction in 2009 on a stand-alone basis and combined with the interest-

rate swap correction as a percentage of both actual and three-year average net income based on the current and two prior comparable periods in our analysis. The tables below show the adjustments as a percentage of actual and three-year average net income.

Percentage of Actual Net Income:

Year	Net Income	Deferred Tax Correction	Deferred Tax Correction %	Reported / Projected Earnings Per Share	Corrected Earnings Per Share	Combined Corrections	Combined Corrections %	Corrected Earnings Per Share _ Combined Corrections
	000’s					000’s
Reported 2007	$603,405	$11,016	1.8%	$2.82	$2.87	$9,893	1.6%	$2.86
Projected 2009*	$150,000	$12,279	8.2%	$0.70	$0.64	$5,212	3.5%	$0.67
Reported 2009	$162,421	$12,279	7.6%	$0.75	$0.70	$5,212	3.2%	$0.73

* Based on projected net income guidance as of September 30, 2009.

Percentage of Three-Year Average Net Income:

Year	Net Income	Deferred Tax Correction	Deferred Tax Correction %	Calculated Earnings Per Share Before Corrections	Calculated Earnings Per Share After Corrections	Combined Corrections	Combined Corrections %	Calculated Corrected Earnings Per Share
	000’s					000’s
Reported 2007	$651,094	$11,016	1.7%	$3.04	$3.09	$9,893	1.5%	$3.09
Projected 2009	$442,000	$12,279	2.8%	$2.05	$2.00	$5,212	1.2%	$2.03
Reported 2009	$446,516	$12,279	2.8%	$2.07	$2.02	$5,212	1.2%	$2.05

Due to the recent economic environment that has produced substantial net income volatility, we believe a three-year average is more representative of the financial results of our business rather than the stand-alone year. This approach is consistent with guidance provided to auditors when assessing materiality in AU Section 312 – Audit Risk and Materiality in Conducting an Audit as shown below. Paragraph 29 of AU Section 312 states that:

When determining materiality, the auditor should consider prior periods’ financial results and financial positions, the period-to-date financial results and financial position, and budgets or forecasts for the current period, taking account significant changes in the entity’s circumstances (for example, a significant business acquisition) and relevant changes of conditions in the economy as a whole or the industry in which the entity operates. For example, when the auditor usually determines materiality for a particular entity based on a percentage of profit, circumstances that give rise to an exceptional decrease or increase in profit may lead the auditor to conclude that materiality is more appropriately determined using a normalized profit figure based on past results.

This correction was reported within the “Other income (expense)” section of the income statement that includes individual line items “Interest income”, “Interest expense” and “Other income (expense)”. The following table shows the impact of this correction to the Other income (expense) section for all years:

Year	Other income (expense)	Deferred Tax Adjustment	Deferred Tax Adjustment %	Combined Adjustments	Combined Adjustments %
	000's			000's
Reported 2007	($297,930)	$11,016	-3.7%	$9,893	-3.3%
Reported 2009	($326,090)	$12,279	-3.8%	$5,212	-1.6%

We do not believe assessing the impact of this correction on the individual income statement line item “Other (expense) income” is meaningful in evaluating materiality for financial statement restatement purposes since, as further described below, this individual line item consists of transactions that are not part of our core operations and has a relatively small balance of $15.8 million in 2007 and ($33.1) million in 2009.

Qualitative Analysis

We have evaluated the qualitative factors and noted the following:

•

The deferred tax liability correction was the result of an oversight in accounting for our acquisition of Pullmantur and was not an attempt by management to disguise any significant changes in earnings trends or results that may not meet analysts' expectations;

•	The correction did not result from fraud nor does it conceal an unlawful transaction;
•

The correction is non-cash, does not relate to our “core operations” and impacts the line item in our income statement entitled “Other income (expense)”, which is below operating income. Furthermore, the adjustment does not have an impact on our Non-GAAP financial measures used by management and industry analysts to measure our pricing performance (Net Yields) and our ability to control costs in a manner that positively impacts net income (Net Cruises Costs). As a result, we believe neither the deferred tax liability correction nor disclosure of such correction would result in a positive or negative market reaction;

•	The correction did not materially change nor mask a change in our earnings trends;
•	The correction did not change our results from a loss to income or vice versa;
•	The correction does not compromise any of our existing loan covenants nor does it violate any required regulatory compliance;

•	The correction was not an attempt to affect any requirement for awarding of management bonuses or other incentive.

We do not believe there are any other qualitative factors that would affect our evaluation. As a result, we concluded that it is not probable that the judgment of a reasonable person relying upon the consolidated financial statements would have been changed or influenced by the inclusion or correction of the deferred tax liability error upon reviewing these qualitative factors.

Based on the quantitative and qualitative factors described above, we do not believe correcting the deferred tax liability error in 2009 instead of 2007 is material and thus does not require restatement of our 2007 annual consolidated financial statements. We also do not believe the correction, either alone or combined with the interest rate swap correction, is material to our 2009 annual consolidated financial statements.

Although the interest rate swap and deferred tax liability corrections were not material to the consolidated financial statements, we believed that disclosure of the corrections would provide insight into the movement of the Other income (expense) line item in our income statement.

Controls and Procedures, page 53

4.

Please tell us in greater detail how you concluded that internal control over financial reporting was effective as of December 31, 2009 given that an error in data embedded in the software you use to assist with calculating the fair value of interest rate swaps resulted in a $7.1 million adjustment and a change in the enacted Spanish statutory tax rate used to calculate the deferred tax liability in 2006 was not identified until 2009, which resulted in a $12.3 million adjustment. In accordance with the guidance in paragraph 10 of PCAOB Auditing Standard No. 2, a material weakness results if there is more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Although you may have concluded that the out of period adjustments were not material individually and in the aggregate, it is unclear why you believe it is not more than a remote likelihood that a material misstatement will not be prevented or detected with these types of internal control deficiencies. With a view toward expanded disclosure addressing these specific internal control deficiencies and your conclusion as to the effectiveness of internal controls thereto, please advise us accordingly.

Response:

We evaluated the severity of the deficiencies individually, and in the aggregate, utilizing the frameworks established by PCAOB Auditing Standard No. 5 and the Commission’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting. Accordingly, we considered whether there was a reasonable possibility that internal controls would not prevent or detect a material misstatement. As elaborated on in the subsequent paragraphs, the following factors were key to our assessment:

•	the control deficiencies were unrelated and isolated to low volume classes of transactions,
•	management’s system of internal control would identify the errors prior to them becoming material,
•	mitigating controls were in place to achieve reporting objectives, and
•	the related aspects of the control environment were enhanced prior to the December 31, 2009 assessment date.

Based on these considerations, we determined that there was not a reasonable possibility that internal controls would not prevent or detect a material misstatement of our financial statements. As such, we concluded that our internal control over financial reporting was effective as of December 31, 2009. The following paragraphs provide further insight into our assessment.

Fair Value of Interest Rate Swaps: Prior to our first reporting period in 2009, and in accordance with a support agreement, our software vendor told us they had identified and corrected a data error embedded in their software program we use to value interest rate swaps that convert $350.0 million of debt from fixed to floating rates. This error only impacted the valuation of eight of 312 derivative instruments outstanding at December 31, 2008. In addition to the support agreement, we obtained an unqualified Type II SAS 70 opinion on the software program. Several months prior to the notification of the error, an existing control highlighted that there could be an issue with the software program and we alerted the vendor to this fact. This higher level control indicated that the error, if any, would not be material to our financial statements. As noted in our disclosures, the ultimate correction of the error was not material to our financial statements. Furthermore, the software error was corrected and we enhanced the precision of our controls in this area, prior to the end of the first quarter 2009. As such, we concluded that our controls were operating effectively at December 31, 2009 in this area.

Deferred Tax Liability: In the third quarter of 2009, we changed the accounting process over Pullmantur’s income taxes and identified an error in a deferred tax calculation. From a financial reporting standpoint, deferred taxes are not deemed material (the 2009 deferred tax liability is $76.1 million on total liabilities of $10.7 billion). This error was further isolated to processes and controls surrounding the calculation of the deferred tax liability related to Pullmantur’s intangible assets as described in the response to comment number three above. An error of this type in the deferred tax liability could only result from a change in enacted tax rates, impairment of the related intangible assets or on a sale of the company all of which generally occur infrequently. In this case, the error was driven by a change in enacted tax rates. As noted in our disclosures, its correction was not material to our financial statements. Lastly, the aforementioned enhancement initiative improved overall control in this area, and remediated this deficiency prior to December 31, 2009. As such, we concluded that our controls were operating effectively at December 31, 2009 in this area.

Notes to the Consolidated Financial Statements, page F-7

Basis for Preparation of Consolidated Financial Statements, page F-7

5.

Please tell us why, under GAAP, it is appropriate to consolidate Pullmantur’s results of operations on a two-month lag. As you do not expressly state that Pullmantur’s closing date is different than your December 31 fiscal year end (as required by Rule 3A-02(b)(1) of Regulation S-X), we presume that the closing dates are the same but, notwithstanding, you have elected to consolidate this entity on a two-month time lag.

Response:

Prior to the acquisition of Pullmantur its fiscal year end was October 31. We changed Pullmantur’s fiscal year end to December 31 during 2007 after we issued our 2006 consolidated financial statements. We note that Pullmantur is a foreign company and consequently was not accustomed to filing quarterly financial statements in the time periods required of United States public companies. In addition, our consolidation of Pullmantur is complicated by differences in United States and Spanish generally accepted accounting principles and different functional currencies. As a result, we have consolidated Pullmantur on a two-month time lag since we acquired the company in 2006 in reliance on the guidance of ASC 810-10-45 which states, “It ordinarily is feasible for the subsidiary to prepare, for consolidation purposes, statements for a period which corresponds with or closely approaches the fiscal period of the parent.” We interpreted ASC 810-10-45 and Rule 3A-02(b)(1) to provide sufficient flexibility to allow for the timely preparation of consolidated financial statements utilizing information of sufficient quality.

In addition, any material event or transaction affecting Pullmantur that occurs during the two month time lag is recognized by disclosure or adjustment in the consolidated financial statements of the Company in accordance with the requirements of Rule 3A-02(b)(1) and ASC 810-10-45.

Definitive Proxy Statement on Schedule 14A

Proposal 1: Election of Directors, page 10

6.	In future filings, please disclose whether you consider diversity in identifying nominees for director and describe how you consider diversity. Refer to Item 407(c)(2)(vi) of Regulation S-K.

Response:

In future filings with the Commission, we will disclose whether we consider diversity in identifying nominees for director and describe how we consider diversity in accordance with Item 407(c)(2)(vi) of Regulation S-K.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please feel free to contact me at (305) 982-4801.

Very truly yours,

/s/ Brian J. Rice

Brian J. Rice

Executive Vice President and

Chief Financial Officer